Derek Dostal +1 212 450-4322 derek.dostal@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	CONFIDENTIAL

May 4, 2022

Re:	Tuatara Capital Acquisition Corporation Amendment No. 2 to Registration Statement on Form S-4 Filed April 14, 2022 CIK No. 0001801602
CONFIDENTIAL

Mr. Dave Edgar
Ms. Kathleen Collins
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Edgar and Ms. Collins:

On behalf of our client, Tuatara Capital Acquisition Corporation, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated April 27, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing it together with this response letter (the “Revised Registration Statement”). The Revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement, submitted on the date hereof, where the revised language addressing a particular comment appears.

Amendment No. 2 to Form S-4 filed April 15, 2022

Questions and Answers About the Transaction Proposals for Tuatara Shareholders
Do I Have Redemption Rights?, page 22

1.
We note on page 151 you discuss the uncertainty of the tax consequences upon nonredeeming public shareholders receiving Additional Shares issued by Tuatara on a prorate basis for up to 1 million shares of common stock. Please add a Q&A that discusses this uncertainty and the risk that non-redeeming public shareholders may be subject to tax upon the receipt of such shares. In addition, we note that you intend to treat the receipt of Additional Shares by non-redeeming public shareholders as a non-taxable stock dividend even if the domestication proposal is not adopted. In light of your intention, please include an opinion of tax counsel supporting such position.

Response:          In response to the Staff’s comment, the Company has revised the disclosure on pages 25, 26, 146 and 147 of the revised Registration Statement. The disclosure of the revised Registration Statement has been revised on pages 8, 23, 41, 136, 143 and 183 to clearly state that Additional Shares will only be issued following the domestication. Accordingly, the Company believes that no disclosure is needed regarding the treatment of the receipt of Additional Shares if the domestication proposal is not adopted.

If I am a warrant holder, can I exercise redemption rights with respect to my warrants?. page 26

2.
We note your response to prior comment 1 and reissue it. Tuatara's current common stock price is very near the $10 redemption price that could trigger the $0.10 per warrant redemption value, at a time when the public warrants trading price greatly exceeds the warrant redemption value by over 300%. Clarify that public warrant holders may be at significant risk of devaluation related to their warrants giving the current market prices and conditions should they not sell their public warrants on the open market prior to the redemption of such warrants.

Response:          In response to the Staff’s comment, the Company has revised its disclosure on pages 7 and 27 of the Revised Registration Statement.

Accounting Treatment, page 49

3.
We note that per the terms of the amended and restated merger agreement Tuatara shareholders will own a majority of the New SpringBig common shares under the no redemption scenario. In light of this change, please provide us with an updated analysis as to how you determined that SpringBig is the accounting acquirer under the no redemption scenario. In your response, also explain further your response to comment 5 in your February 10, 2022 letter where you indicated that SpringBig's directors will represent a majority of the non-independent directors of the new board. Clarify how this factored into your analysis considering SpringBig will have only 3 of the 7 board seats following the merger and as it appears that Tuatara's Class B shareholders will be approving the election of the independent directors. Refer to ASC 805-10-55-12.

Response:          The Company respectfully acknowledges the Staff’s comment and details below our analysis in reaching our conclusion, after further considering all relevant facts in light of the provisions of ASC 805-10-55-12, that SpringBig is the acquirer under both the maximum redemption and no redemption scenarios. The terms of the amended and restated merger agreement impacts only one of the criteria factored into our analysis, namely the relative voting rights, and as required under the guidance of ASC 805-10-55-12 we are taking into consideration the several factors in reaching our conclusion.

ASC 805-10-55-12 states that in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. This would be Tuatara. However, in some business combinations, referred to as reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions.

ASC 805 provides that in a business combination involving the exchange of equity interests all pertinent facts and circumstances should be considered. In particular, consideration should be given to which combining company’s shareholders obtain, in aggregate, a controlling interest in the combined company. However, the guidance states that, in any case, ownership of more than 50% of the voting rights in the combined entity should not be considered a presumptive factor in determining the accounting acquirer in cases when the combining entities are of nearly equal value or the shareholders of one entity do not clearly control the combined entity based on voting interests and that in these circumstances judgement will be required.

Immediately following the business combination, assuming no redemptions of common stock by existing Tuatara public stockholders, SpringBig holders are assumed to acquire 45.9% of the post-merger company, the current Tuatara public stockholders are assumed to retain 44.9% of the post-merger company, Tuatara’s initial stockholders are assumed to retain 6.4% of the post-merger company and the PIPE investors are assumed to acquire 2.8% of the post-merger company.

The PIPE investors are associated in part with the SpringBig holders and in part with Tuatara’s initial stockholders, and after the PIPE shareholding is allocated the relative interests are SpringBig 47.4%, Tuatara public stockholders 44.9% and Tuatara initial stockholders 7.7%. If Tuatara initial and Tuatara public stockholders are combined, despite the fact that at present they hold different classes of equity, the Tuatara interest is 52.6% compared with SpringBig interest of 47.4%.

In the maximum redemption scenario, SpringBig stockholders have a clear majority of the voting rights, and in fact in any scenario with redemptions in excess of 20% the SpringBig stockholders have a majority of the voting rights. While the exact level of redemptions cannot be predicted with certainty, recent market experience with SPAC transactions would indicate that Tuatara can reasonably expect that its level of redemptions will exceed 20%.

Because the voting interests of each shareholder group in the combined company are so similar in the no redemption scenario, we do not believe that the difference in voting interests necessarily leads to a presumption that Tuatara is the acquirer, and as a result, all the pertinent factors discussed in ASC 805-10-55-11 through 55-15 should be considered.

The FASB did not provide a hierarchy to explain how to assess factors that influence the identification of the acquirer in a business combination, effectively concluding that no single criterion is more significant than any other. Therefore, the determination of the accounting acquirer requires the exercise of professional judgement based on an evaluation of all factors in aggregate.

The factors to be considered under ASC 805-10-55-12 include the following:

•	the presence of a large minority interest
•	the composition of the governing body of the combined entity
•	the composition of senior management in the combined entity
•	the entity that pays a premium over the pre-combination fair value of the equity interest of the other combining entity; and
•	the relative size of the combining entities.

In addition a company may consider other relevant factors, including for example the combined entity’s name, the location of the entity’s corporate headquarters or the combined entity’s ticker symbol, that would influence the determination of the accounting acquirer.

Large Minority Interest

ASC 805-10-55-12(b) considers the existence of a large minority voting interest in the combined entity. The acquirer usually is the combining entity whose single owner or organized group holds the largest minority voting interest in the combined entity.

Based on our facts, in our analysis we consider this factor to be of more significance than considering the current shareholders of Tuatara and SpringBig as two separate groups as considered in the voting rights factor above. Post business combination in a no redemption scenario, Jeffrey Harris, SpringBig’s Founder and CEO, will be the largest beneficial owner with 10.9% of total voting power. When combined with two existing significant SpringBig shareholders (TVC Capital IV, L.P. and Altitude Investment Partners, L.P.) and Phil Schwarz (one of SpringBig’s board nominees) the voting power is increases to 20.3%. In addition, given the alignment of interests Mr. Harris has influence over a number of other SpringBig shareholders.

Tuatara has a large diverse shareholder base of independent investors and in a no redemption scenario, Tuatara Capital Fund II, L.P. (the beneficial owner of TCAC Sponsor, LLC) will have 9.3% of total voting power. TCAC Sponsor, LLC does not have any influence over any other shareholders in Tuatara.

The shares expected to be issued in the acquisition of SpringBig will be issued in their entirety to SpringBig’s shareholders. SpringBig is expected to be issued approximately 46%-80% of the combined company’s outstanding shares and, therefore, constitute a large minority interest.

This factor is a strong indicator of SpringBig being the acquirer.

Composition of the Governing Body of the Combined Entity

ASC 805-10-55-12(c) states that the acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

As disclosed in the Revised Registration Statement on pages 9, 14, 43, 111 and 125, subsequent to the business combination, the Board is expected to be comprised of 7 members, of which SpringBig will initially appoint 4 directors, Tuatara will appoint 1 director and the remaining 2 directors are to be approved by both SpringBig and Tuatara. All director appointments will be ratified by the Tuatara shareholders.

Therefore, with the right to appoint 4 out of 7 directors SpringBig has the ability to appoint a majority of the governing board.

This factor is a strong indicator of SpringBig being the acquirer.

Composition of Senior Management of the Combined Company

ASC 805-10-55-12(d) states that the acquirer is the combining entity whose former management dominates the management of the combined entity.

Subsequent to the business combination, all executive officers and members of management of the combined entity will be comprised entirely of SpringBigs’s current senior management. Tuatara will not have any management representation with the combined entity.

This factor is a strong indicator of SpringBig being the acquirer.

Relative Size of Pre-Merger Entities

ASC 805-10-55-13 states that the acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues or earnings) is significantly larger than that of the other combining entity.

SpringBig has the larger operations. Total assets for SpringBig are $7.0 million at December 31, 2021, compared to $0.9 million (excluding Trust Account assets) for Tuatara. SpringBig had revenues of $24 million in the year ending December 31, 2021 whereas Tuatara has no revenues. SpringBig had 158 employees at December 31, 2021 whereas Tuatara has no employees

This factor is a strong indicator of SpringBig being the acquirer.

Therefore in summary the factors to be considered in determining the acquirer are as follows:

	Criteria	No redemption scenario	Maximum redemption scenario
1	Relative voting rights	Inconclusive	SpringBig
2	Largest minority voting interest	SpringBig	SpringBig
3	Composition of the governing body	SpringBig	SpringBig
4	Composition of Senior management	SpringBig	SpringBig
6	Relative size of entities	SpringBig	SpringBig

The additional factors also indicate that SpringBig is the acquirer. The combined entity’s name will be SpringBig Holdings, Inc; the corporate headquarters will be the current SpringBig corporate headquarters and the combined entity is expected to be listed on the Nasdaq under the ticker “SBIG”.

Therefore, in our opinion based on the above analysis SpringBig is the acquirer in both the no redemption and maximum redemption scenarios, and since these are the two extremes of legally possible outcomes we conclude that SpringBig is the acquirer and that it is appropriate to present the proforma financial information on the basis of a reverse acquisition under the provisions of ASC 805.

Finally, ASC 805-40-05-2 provides as an example of a reverse acquisition a scenario that closely resembles the facts of this transaction, namely a private operating entity (SpringBig) wanting to become a public entity but not wanting to register its equity shares and therefore to become a public entity, the private entity will arrange for a public entity (Tuatara) to acquire its equity interests in exchange for the equity interests of the public entity. In this situation, the public entity is the legal acquirer because it issued its equity interests, and the private entity is the legal acquiree, but the application of guidance in paragraphs 805-10-55-11 through 55-15 results in identifying the private entity as the acquirer for accounting purposes.

Background of the Business Combination, page 114

4.
We note that there were several items that changed in the most recent amended and restated merger agreement, such as a reduced enterprise value for SpringBig, reduced consideration to be paid to SpringBig equity holders, forfeiture of up to 1 million shares of common stock by the SPAC sponsor, and non-redeeming public shareholders receiving a pro-rata share of 1 million of common stock upon the close of the business combination. Please provide greater details as to why and how these changes came about. For example, you reference "changing general economic and market conditions" on page 120 and later the use of an updated benchmarking analysis by your board. Please provide more details of the economic and market conditions that prompted further negotiations of the terms of the merger and change valuations. Further, please clarify whether the financial projections provided by the management of SpringBig were revised or updated to account for any recent trends, events or uncertainties.

Response:          The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the parties discussed the general decline in market valuation of comparable companies since November 2021, the cyclical nature of general economic and market conditions and the changes in the general SPAC environment with respect to redemptions by investors, which such discussion lead to the changes with respect to the terms of the business combination. The Tuatara board reviewed an update on the then-current business performance of SpringBig and the projections that the Tuatara board previously reviewed in connection with the unanimous approval of the original merger agreement. While the business performance was aligned with the prior projections and the forward projections had not changed, due to changes in general economic and market conditions since the approval of the original merger agreement, the Tuatara board reviewed the revised valuation of SpringBig, based on updated enterprise value to revenue multiples of certain comparable companies, updated range of Adjusted EBITDA multiples and updated discount rates as presented by Tuatara management, which were updated to account for the latest market data.

Further, in response to the Staff’s comment, the Company has revised its disclosure on page 125 of the Revised Registration Statement.

Business of SpringBig, page 202

5.
You state in your response to prior comment 4 that your clients frequently upgrade soon after becoming client. Please explain further to us, and revise your disclosure here, to describe the type of upgrades being made to your subscription agreements.

Response:          The Company acknowledges the Staff’s comment and respectfully advises the Staff that SpringBig offers varying subscription levels to its clients.  As disclosed in the Registration Statement, when a client subscribes to the SpringBig platform, SpringBig charges an initial set-up fee and then a monthly recurring subscription fee.  The monthly subscription fee is based on the scope of the subscription, which is determined based on the (1) number of customers on a client’s database (e.g., use of the SpringBig platform) and/or (2) pre-determined quantum of communication credits that such client may use per month.  If this pre-determined credit volume is exceeded in any month, SpringBig will invoice the client for such excess use by the client.  By way of further explanation, in some cases, a client has separate subscriptions relating to the use of the software platform and the communications and, in other cases, these are bundled into a single subscription.

Clients of SpringBig will frequently first engage at a relatively low entry level of subscription and as they increase the size of their database of customers enrolled and/or increase the cadence and scale of message campaigns (e.g., exceed the communication credits under their original subscription), clients upgrade to a higher subscription level, rather than incurring excess use charges.

In response to the Staff’s comment, the Company has revised its disclosure on pages 209, 224 and 225 of the Revised Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Other Key Operating Metrics, page 219

6.	You state in your revised disclosures to comment 4 that net revenue retention rate indicates expansion and growth within the business without relying on new clients. However, the calculation provided in your response begins with the average of the opening quarterly MRR for the 12-month period and each quarter appears to include new clients obtained in the prior quarter. So it remains unclear why you believe this measure reflects the retention and growth for only your existing customers and how you determined that this measure does not also reflect revenue growth from new customers during the 12-month period. In addition, the opening balances used in your calculation include the net activity from existing client, which you then include again in calculating the trailing 12-month net dollar retention rate. So it appears that these adjustments are reflected twice in your calculations. Please explain further and revise your disclosures as necessary to ensure that your disclosures adequately support the calculations provided in your response and clearly address how this is a retention measure.

The Company respectfully acknowledges the Staff’s comment and further acknowledges that this measure does not have a standardized calculation and, accordingly, is unlikely to be comparable to similarly titled measures used by SaaS or other companies in calculating retention rates.

SpringBig measures its net revenue retention rate on an ongoing, rolling basis rather than as a “point in time” metric. SpringBig determines its net revenue retention rate by (1) calculating the numerator as the average monthly recurring revenue (“Base Revenue”), plus any changes in monthly recurring revenue attributable to upgrades (“Upgrades”), less any lost monthly recurring revenue (“Losses”) and less any changes in monthly recurring revenue attributable to downgrades (“Downgrades”), (2) calculating the denominator as the average monthly recurring revenue for such trailing twelve month period (the “Base Revenue” as defined above), and (3) calculating the quotient obtained by dividing the adjusted monthly recurring revenue amount by the average monthly recurring revenue for such trailing twelve month period. When calculating the average monthly recurring revenue – the Base Revenue for both the numerator and the denominator – SpringBig includes only monthly subscription revenue from retail clients, averaged over the previous twelve month period. Such calculation does not include excess use revenue.

The calculation can be summarized as follows:

Base Revenue + [Upgrades – Downgrades – Losses during measurement period]

Base Revenue

The calculation excludes the initial monthly contract amount associated with the subscription of any new clients during the month in which they are on-boarded; it does not exclude them for a full trailing 12-month period. Given that SpringBig assesses net revenue retention rate on a rolling basis, new clients are included in the average monthly recurring revenue calculation in both the numerator and the denominator following the initial month in which a client subscribes for SpringBig’s services because this ensures SpringBig then captures any changes in the monthly recurring revenue whether they be upgrades, downgrades or losses in revenue. SpringBig’s management is focused on assessing subscription revenue on a rolling, monthly basis, particularly as SpringBig has experienced clients frequently upgrading soon after becoming client.

Because this metric is calculated as [Base Revenue (the average monthly recurring revenue based on subscription revenue) plus Upgrades minus Downgrades minus Losses during the measurement period] / [Base Revenue (again, the average monthly recurring revenue based on subscription revenue)], the adjustments are not captured twice in such calculation.

The Company acknowledges that alternative approaches to this metric, for example, include excess use revenue or SpringBig could consider the denominator as the opening annual ARR rather than average ARR over the year, which, for example, would generate a higher ratio of 144% rather than 128% in 2020 due to the growth in the denominator. Similarly, given the relatively short length of the Company’s operating history, using the same cohort of clients year over year results in a higher retention rate, particularly in early years, as the denominator is small and SpringBig is measuring growth. The Company respectfully advises the Staff that SpringBig is of the opinion that, despite the varying approaches to this metric by other companies, this calculation is an important metric in assessing the growth in use of its platform by existing clients (including through upgrades to subscriptions, which may occur early in the client relationships), capturing information useful to management in movements in the metric, and evaluating its business and growth and, further, SpringBig’s calculation is intended to avoid inflating this metric.

In response to the Staff’s comment, the Company has revised its disclosure on page 225 of the Revised Registration Statement.

7.
We note from your response to prior comment 6 that excess use revenue ranged from 26% - 37% throughout fiscal 2020 and 2021. As the percentage of excess usage revenue may vary at each period end for which you are providing comparable metric data, please revise to disclose the percentage of excess usage revenue to total revenue for each period in which you provide this metric rather than refer to the historical amount of "approximately 30%."

Response:          In response to the Staff’s comment, the Company has revised its disclosure on page 222, 224 and 225 of the Revised Registration Statement.

Results of Operations, page 221

8.	We note your revised disclosures in response to prior comment 5 where you attribute the decrease in the net revenue retention rate from fiscal 2020 to fiscal 2021 to the high level of client upgrades in fiscal 2020. However, it appears from the calculations provided in response to comment 6 that client upgrades were also strong in fiscal 2021, but were offset by an increase in lost clients. Please revise to further explain the decrease in your net revenue retention rate for each period presented and clarify how lost clients impacted such measure.

Response:          The Company acknowledges the Staff’s comment and respectfully advises the Staff that the change in SpringBig’s net revenue retention rate from 2020 to 2021 was driven, in part, by SpringBig experiencing a high level of client upgrades to subscriptions in 2020, adding 45% to the ratio whereas in 2021 upgrades added 41% to the ratio. The impact of losses was to reduce the ratio by 17% and 31% in 2020 and 2021, respectively.

In response to the Staff’s comment, the Company has revised its disclosure on page 228 of the Revised Registration Statement.

***

Should any questions arise, please do not hesitate to contact me at (212) 450-4322 (tel) or derek.dostal@davispolk.com, or Leonard Kreynin at (212) 450-4937 (tel) or leonard.kreynin@davispolk.com. Thank you for your time and attention.

Very truly yours,
/s/ Derek Dostal Derek Dostal

cc:

Albert Foreman, Chief Executive Officer of the Company

Sergey Sherman, Chief Financial Officer of Tuatara Capital Acquisition Corporation

Paul Sykes, Chief Financial Officer of SpringBig, Inc.

Leonard Kreynin, Davis Polk & Wardwell LLP

William Doran, Benesch, Friedlander, Coplan & Aronoff LLP

Sarah M. Hesse, Benesch, Friedlander, Coplan & Aronoff LLP